MARK N. SCHNEIDER
A PROFESSIONAL CORPORATION
	999 MURRAY HOLLADAY ROAD, SUITE 109	TELEPHONE: (801) 263-3576
ATTORNEY AT LAW	SALT LAKE CITY, UTAH 84117	FACSIMILE: (801) 214-9701

August 12, 2010

VIA EDGAR

Mr. Paul Fischer

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Grote Molen, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed August 12, 2010

SEC File No. 000-53979

Dear Mr. Fischer:

This firm is acting as legal counsel to Grote Molen, Inc. (the “Company”) in connection with the above-referenced filing. In response to the Staff's comments as set forth in your July 16, 2010 letter to the Company, the Company is filing Amendment No. 2 to the registration statement concurrently with the transmittal of this letter.

For the convenience of the Staff in reviewing Amendment No. 2, the comments from your letter are quoted below and are followed in each case by the Company's response thereto. To the extent the responses contain references to page numbers, those references are to the printed page numbers at the bottom of each page of Amendment No. 2.

Consolidated Statements of Operations

1.

We note that for the quarterly period ended March 31, 2010 you had a foreign currency gain of $19,172. Please tell us in detail what this gain relates to and why you had no foreign currency gains or losses in other reporting periods.

Response: Changes made, pages 12, 13, 14, F-4, F-9, F-15 and F-16. The Company settled certain outstanding orders with its major suppliers during the three months ended March 31, 2010. The Company has reviewed the reductions in amounts owed the suppliers and determined that the reductions were not gains due to foreign currency fluctuations, but purchase discounts. Because the settlement of the orders was an event that occurred in the three months ended March 31, 2010, the Company believes it is appropriate to include the purchase discounts in the current period, and no prior periods were impacted. The consolidated financial statements and management’s discussion and analysis of financial condition and results of operations have been restated and amended to reflect the correction of this error. The Company added Note 12 to the consolidated financial statements to discuss the correction of the error and to present a table disclosing the details of the changes to the consolidated statement of operations for the three months ended March 31, 2010. The correction of the error had no impact on net income or net income per share for the three months ended March 31, 2010 and had no impact on the consolidated financial statements for the other periods presented. The changes are contained in Amendment No. 2 to the Registration Statement on Form 10, which is being filed concurrently with this letter.

In addition to responding to the specific comments set forth above, the Company has made changes to the registration statement to update certain information, to correct typographical and grammatical errors, to add additional disclosure, and to make conforming changes throughout the document.

Paul Fischer

U.S. Securities and Exchange Commission

August 12, 2010

Thank you for your assistance in this matter. If you have any questions or require any additional information, please telephone the undersigned at (801) 263-3576, or send an email message to mschneider@mnslaw.net.

Sincerely,

/s/ Mark N. Schneider

Mark N. Schneider

cc:

Grote Molen, Inc.

Ajay Koduri, Staff Attorney

Inessa Kessman, Staff Accountant

Pritchett, Siler & Hardy